CELLULAR COMMUNICATIONS INTERNATIONAL, INC. ANNOUNCES IT WILL MAINTAIN ITS
 RECOMMENDATION OF THE OFFER FROM MANNESMANN AG AND OLIVETTI S.P.A. TO PURCHASE 100% OF ITS OUTSTANDING SHARES FOR AN INCREASED PRICE OF $80.00 PER SHARE


      New York, New York (January 21, 1999) - Cellular Communications International, Inc. (the "Company") announced today that at a special meeting of its Board of Directors held yesterday, January 20, 1999, the Board of Directors voted unanimously to maintain its existing recommendation of the offer to purchase (the "Offer") 100% of the outstanding shares of the Company's common stock by Kensington Acquisition Sub, Inc. (the "Purchaser"), a wholly owned subsidiary of Mannesmann AG and Olivetti, S.p.A., in light of the Purchaser's revising the Offer. On January 19, 1999, the Purchaser announced that it was extending the expiration date of the Offer, originally scheduled to expire at midnight, New York City time, on Friday January 15, 1999, until midnight, New York City time, on Monday, February 1, 1999. The Purchaser also announced that it was raising its offer price from $65.75 per share to $80.00 per share.

      In reaching its conclusion to maintain the recommendation, the Board of Directors, with the advice of its legal and financial advisors, considered the terms of the merger agreement between the Company and the Purchaser dated December 11, 1998 and the contractual obligations of the Company therein; the terms of the license governing Omnitel Pronto Italia S.p.A. ("Omnitel"); the fact that the Company's interest in Omnitel-Sistemi Radiocellulari Italiani S.p.A. ("OSR") is a minority with only an indirect interest in Omnitel and limited governance rights; and the Board of Director's fiduciary obligations to the Company's stockholders.

      In addition, the Board of Directors considered the contractual terms of the joint venture agreement governing OSR to which the Company is a party, which provide that, among other things, if more than fifty (50) percent of the shares of voting securities of a co-venturer (the "Selling Co-Venturer") are transferred to a third party (or parties) that is not an affiliate of the Selling Co-Venturer (an "OSR Change in Control"), each co-venturer (a "Buying Co-Venturer") shall have the non-assignable right to purchase all or a pro rata portion (based upon the total number of shares owned by co-venturers exercising such right to purchase) of the Selling Co-Venturer's shares of OSR stock at a price indicated by the Selling Co-Venturer. The OSR Joint Venture Agreement further provides that in the event a Buying Co-Venturer objects to the price so indicated, it shall be settled by arbitration. The acquisition of control of any parent company of a co-venturer which owns or operates substantial other businesses or entities in addition to the venture is not deemed to constitute an OSR Change in Control.





      For further information contact: Richard J. Lubasch, Senior Vice President - General Counsel or Jeffrey G. Wyman, Assistant General Counsel, both at (212) 906-8440.